Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	6 Months Ended June 30,	12 Months Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings, as defined:
Net income (a)	$392	$678	$567	$641	$779	$177
Preferred security dividend requirement					5	9
Less undistributed income (loss) of equity method investments		4	2			(8)
Income taxes	67	187	81	210	183	274
Total fixed charges as below (excluding capitalized interest, preferred security distributions of subsidiaries on a pre-tax basis and interest expense related to discontinued operations)	154	276	272	262	209	212

Total earnings	$613	$1,137	$918	$1,113	$1,176	$680

Fixed charges, as defined:
Interest on long-term debt	$161	$296	$259	$255	$149	$169
Interest on short-term debt and other interest	10	16	26	23	25	52
Amortization of debt discount, expense and premium - net	(1)	(1)	7	(6)	31	9
Estimated interest component of operating rentals	5	15	15	17	31	21
Preferred securities distributions of subsidiaries on a pre-tax basis					8	12

Total fixed charges (b)	$175	$326	$307	$289	$244	$263

Ratio of earnings to fixed charges	3.5	3.5	3.0	3.9	4.8	2.6

(a)	Net income excludes minority interest, income (loss) from discontinued operations and the cumulative effects of changes in accounting principles.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.